Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to the

Prospectus in respect of Offering of Borrowed Shares dated June 24, 2026

Registration Statement on Form S-3 (No. 333-296989)

PRICING TERM SHEET
Dated June 24, 2026

Hertz Global Holdings, Inc.
Offering of 37,037,037 Borrowed Shares

The information in this pricing term sheet supplements Hertz Global Holdings, Inc.’s preliminary prospectus, dated June 24, 2026 (the “Prospectus”) relating to offering of shares of common stock of the Company, par value $0.01 per share (the “Common Stock” and such shares, the “Borrowed Shares”) including the documents incorporated by reference therein included in the Registration Statement on Form S-3 (Registration No. 333-296989), and supersedes the information in the Prospectus to the extent inconsistent with the information therein. Terms used, but not defined, in this pricing term sheet have the respective meanings as set forth in the Prospectus. As used in this pricing term sheet, the “Company,” “we,” “our” and “us” refer to Hertz Global Holdings, Inc. and not to its subsidiaries.

Issuer	Hertz Global Holdings Inc. (“HTZ”)

Ticker / Exchange	HTZ / The Nasdaq Global Market (“NASDAQ”)

Pricing Date	June 24, 2026

Trade Date	June 25, 2026

Settlement Date	June 29, 2026 (T+2)*

Public Offering Price per Borrowed Share	$2.70

Number of Borrowed Shares Offered	37,037,037 shares of Common Stock

Last Reported Sale Price of Common Stock on Nasdaq on Pricing Date	$3.00

Concurrent Transactions

On June 24, 2026, Hertz Corp. (as defined below) announced the pricing of the previously announced private offering of $350.0 million (or, if the initial purchasers of the Concurrent Notes Offering (as defined below) fully exercise their option to purchase additional Notes, $400.0 million) aggregate principal amount of 6.75% Exchangeable Senior First-Lien Secured PIK Notes due 2030 (the “Notes”, and such offering, the “Concurrent Notes Offering”) by The Hertz Corporation, a wholly owned subsidiary of the Company (“Hertz Corp.”), pursuant to a separate offering memorandum, to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended.

We estimate that the net proceeds Hertz Corp. will receive from the Concurrent Notes Offering, if it is consummated, will be approximately $339.5 million, after deducting the Notes initial purchasers’ discount but before estimated offering expenses payable by Hertz Corp. in connection with the Concurrent Notes Offering. If the initial purchasers of the Notes exercise their option to purchase additional Notes in full, Hertz Corp. estimates that the net proceeds from the concurrent notes offering will be approximately $388.0 million, after deducting the Notes initial purchasers’ discount but before estimated offering expenses payable by Hertz Corp. in connection with the Concurrent Notes Offering. Hertz Corp. intends to use the net proceeds from the Concurrent Notes Offering to repay outstanding borrowings under its revolving credit facility and for general corporate purposes.

The Notes may be exchanged at an initial exchange rate of 279.5248 shares of Common Stock per $1,000 capitalized principal amount of Notes (equivalent to an initial exchange price of approximately $3.58 per share of Common Stock). The exchange rate is subject to adjustment if certain events occur. Hertz Corp. will settle exchanges of the notes by paying or delivering, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at Hertz Corp.’s election. The aggregate number of shares of our common stock that may be issued upon exchange of the Notes may not exceed 19.9% of the number of shares of our common stock outstanding prior to the Concurrent Notes Offering unless and until our shareholders approve such issuance.

Neither this pricing term sheet nor the Prospectus constitutes an offer to sell, or the solicitation of an offer to buy, any securities being offered in the Concurrent Notes Offering.

Conditionality of Offering of Borrowed Shares and Concurrent Notes Offering

The offering of the Borrowed Shares is contingent upon the closing of the Concurrent Notes Offering. The Concurrent Notes Offering is not contingent upon the closing of the offering of the Borrowed Shares.

Underwriters	J.P. Morgan Securities LLC Barclays Capital Inc.

* Delivery of the Borrowed Shares is expected to be made against payment therefor on or about June 29, 2026, the second business day following the initial trade date for the Borrowed Shares (such settlement being referred to as “T+2”). Under Rule 15c6-1 under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Borrowed Shares more than one business day preceding the settlement date will be required, by virtue of the fact that the borrowed shares settle on T+2, to specify an alternate settlement arrangement at the time of any such trade.

The Company has filed a prospectus with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies of documents relating to the Offering of Borrowed Shares may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, Email: prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com or Barclays Capital Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Email: Barclaysprospectus@broadridge.com, Phone: (888) 603-5847.

The information in this pricing term sheet is not a complete description of the Borrowed Shares or our Common Stock. You should rely only on the information contained or incorporated by reference in the prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Borrowed Shares.

Neither this pricing term sheet nor the Prospectus constitutes an offer to sell or a solicitation of an offer to buy the Borrowed Shares in any jurisdiction where it is unlawful to do so, where the person making the offer is not qualified to do so or to any person who cannot legally be offered the Borrowed Shares.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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